EXHIBIT 99.1

Colliers International Group Inc. Announces Normal Course Issuer Bid

TORONTO, July 15, 2015 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) ("Colliers") announced today that the Toronto Stock Exchange (the "TSX") has accepted a notice filed by Colliers of its intention to make a normal course issuer bid (the "NCIB") with respect to its outstanding subordinate voting shares (the "Subordinate Voting Shares").

The notice provides that Colliers may, during the 12 month period commencing July 17, 2015 and ending no later than July 16, 2016, purchase through the facilities of the TSX or The NASDAQ Global Select Market ("Nasdaq") up to 3,135,000 Subordinate Voting Shares in total, being approximately 10% of the "public float" as of July 7, 2015 of such class of shares. Purchases of Subordinate Voting Shares through Nasdaq will be made in the normal course and will not, during the 12 month period ending July 16, 2016 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which Colliers will pay for any such shares will be the market price at the time of acquisition. During the period of this NCIB, Colliers may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the TSX and/or Nasdaq, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by a securities regulatory authority and block purchases in accordance with the TSX Company Manual. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of Colliers. Daily purchases under the NCIB will be limited to 21,000 Subordinate Voting Shares, other than block purchases. All shares purchased by Colliers under the NCIB will be cancelled.

As of July 7, 2015, there were 36,644,817 Subordinate Voting Shares and 1,325,694 multiple voting shares of Colliers outstanding.

Colliers believes that the Subordinate Voting Shares may from time to time trade in a price range that does not adequately reflect the value of such shares in relation to the business of Colliers and its future business prospects. As a result, depending upon future price movements and other factors, Colliers believes that the Subordinate Voting Shares may represent an attractive investment to Colliers. Furthermore, purchases of Subordinate Voting Shares are expected to benefit all persons who continue to hold Subordinate Voting Shares by increasing their equity interest in Colliers.

ABOUT COLLIERS

Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIG) is a global leader in commercial real estate services with more than 16,300 professionals operating from 502 offices in 67 countries. With an enterprising culture and significant inside ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include brokerage, global corporate solutions, investment sales and capital markets, project management and workplace solutions, property and asset management, consulting, valuation and appraisal services, and customized research and thought leadership. Colliers has been ranked among the top 100 outsourcing firms by the International Association of Outsourcing Professionals' Global Outsourcing for 10 consecutive years, more than any other real estate services firm.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter (@ColliersIntl) and LinkedIn.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers' services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers' ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of former FirstService Corporation (the predecessor of Colliers) for the year ended December 31, 2014 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Chairman and CEO
         (416) 960-9500

         John B. Friedrichsen
         CFO
         (416) 960-9500